SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                              Millennium Cell Inc.
                              --------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    60038b105
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule 13d-1(b)

        [X]   Rule 13d-1(c)

        [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 2 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Cavallo Capital Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              Not applicable
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            Not applicable
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           Not applicable
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                Not applicable
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Not applicable
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Less than 5%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 3 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Pine Ridge Financial, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              Not applicable
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            Not applicable
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           Not applicable
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                Not applicable
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Not applicable
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Less than 5%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 4 of 7

Item 1(a).     Name of Issuer:

               Millennium Cell Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1 Industrial Way West
               Eatontown, New Jersey, 07724

Items 2(a),    Name of Persons Filing Address of Principal Business Office and
(b) and (c).   Citizenship:

               This Amendment No. 1 to Schedule 13G is being filed on behalf of Cavallo Capital Corp., a New York corporation ("Cavallo"), and Pine Ridge Financial, Inc., a British Virgin Islands company ("Pine Ridge", together with Cavallo, the "Reporting Persons").

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

               The principal business office of Cavallo Capital Corp. is 660 Madison Avenue, 18th Floor, New York, N.Y. 10021.

               The principal business office of Pine Ridge is Icaza, Gonzalez-Ruiz & Aleman (BVI) Trust Limited, Wickhams Cay I, Vanterpool Plaza, P.O. Box 873, Road Town, Tortolla, British Virgin Islands.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.001 par value per share, of the Issuer (the "Common Stock")

Item 2(e).     CUSIP Number:

               60038b105

Item 3.        Not applicable

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    N/A

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 5 of 7


               (b)  Percent of class:

                    Less than 5%

               (c)  Number of shares to which such person has:

                    (i)  Sole power to vote or direct the vote: N/A

                    (ii) Shared power to vote or direct the vote: N/A

                    (iii) Sole power to dispose or to direct the disposition of:
                         N/A

                    (iv) Shared power to dispose of or direct the disposition
                         of: N/A

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

               Cavallo Capital Corp. and Pine Ridge Financial, Inc. have ceased to be the owners of more than 5% of the outstanding Common Stock of the Issuer.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of a Group.

               Not applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 6 of 7

               securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 7 of 7

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

                                 Cavallo Capital Corp.

                                 By: /s/ Eldad Gal
                                     --------------------------
                                     Name:  Eldad Gal
                                     Title: Managing Director


                                 Pine Ridge Financial, Inc.

                                 By: /s/ Avi Vigder
                                     --------------------------
                                     Name:  Avi Vigder
                                     Title: Authorized Person

                                  SCHEDULE 13G
CUSIP NO. 60038b105

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to shares of Common Stock, $.001 par value per share, of Millennium Cell Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 13, 2004.

                                 Cavallo Capital Corp.

                                 By: /s/ Eldad Gal
                                     --------------------------
                                     Name:  Eldad Gal
                                     Title: Managing Director


                                 Pine Ridge Financial, Inc.

                                 By: /s/ Avi Vigder
                                     --------------------------
                                     Name:  Avi Vigder
                                     Title: Authorized Person